EXHIBIT 4.2

THE BANK OF HAWAII CORPORATION
DESCRIPTION OF COMMON STOCK

The common stock, with par value of $.01, of The Bank of Hawaii Corporation (the “Corporation”) is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934. The following summary of our common stock is based on and qualified by our Certificate of Amendment of Certificate of Incorporation, as amended (the "Amended Certificate of Incorporation "), our Bylaws, as amended (the "Bylaws"), and applicable provisions of Delaware law. This summary is not complete. For a complete description of the terms and provisions of our common stock, refer to the Amended Articles of Incorporation and Bylaws, both of which are filed as exhibits to our Annual Report on Form 10-K.

Voting Rights

Each share of our common stock is entitled to one vote per share on each matter voted upon by shareholders, subject to the rights of the holders of shares of preferred stock, if any, that may be outstanding. No shares of preferred stock are currently outstanding.

Except as may otherwise be required by the Amended Articles of Incorporation, Bylaws or Delaware law in respect of certain matters, the affirmative vote of at least a majority of the shares of common stock outstanding on the record date is required for any proposal to be adopted. Various matters, including the approval of certain amendments to the Amended Articles of Incorporation, require the affirmative vote of the holders of two-thirds of the shares of common stock outstanding.

In voting for the election of directors, each share is entitled to one vote for each director to be elected. The Corporation adopted majority voting in uncontested elections of directors and plurality voting in contested elections. In an uncontested election, all candidates for directorships to be filled must receive more votes “for” their election than “against” their election in order to be elected. If the election is contested, the candidates for directorships to be filled receiving the most votes shall be elected, up to the number of available seats to be elected, without regard to the number of votes cast against or not cast. An election shall be considered contested if there are more nominees for election than director positions to be filled in that election.

Dividend Rights

The holders of shares of our common stock are entitled to receive dividends and other distributions if, as and when declared by our board of directors out of funds legally available for that purpose. These rights are subject to regulatory restrictions on the Bank of Hawaii’s ability to pay dividends to the Corporation, any preferential rights and any sinking fund, redemption or repurchase rights of any outstanding shares of preferred stock. We are not permitted to pay dividends to holders of our common stock if we have not paid or provided for the dividends, if any, fixed with respect to any outstanding shares of preferred stock.

Liability for Calls and Assessments

The outstanding shares of our common stock are fully paid and non-assessable.

Preemptive Rights

Holders of shares of our common stock do not have preemptive rights as to additional issuances of shares of our common stock or of securities convertible into, or entitling the holder to purchase, shares of our common stock.